OWC Pharmaceutical Research Corp.
22 Shaham Street, P.O. Box 8324
Petach Tikva, 4918103 Israel

Application for Withdrawal of Registration Statement

October 17, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

       Registration Statement on Form S-1

       Filed on June 16, 2016

       File No. 333-212058

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, OWC Pharmaceutical Research Corp. requests the withdrawal of the Company’s registration statement on Form S-1, filed on June 16, 2016. The Company requests the withdrawal of the Registration Statement because the Company has decided not to proceed with the offering at this time. The registration statement has not been declared effective, and no shares of the Company’s common stock have been sold under the registration statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the U.S. Securities and Exchange Commission in connection with the filing of the registration statement be credited for future use.

If you have any questions with respect to this matter, please call the Office of Richard Rubin, at 917-957-9092. Thank you for your assistance in this matter.

Respectfully submitted,

/s/: Mordechai Bignitz
Mordechai Bignitz, CEO